SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(b), (c) AND (d)

T.O.D. TASTE ON DEMAND INC.
(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)

87260N 10 1
(CUSIP Number)

December 31, 2008
(Date of event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[x] Rule 13d-1(d)

(Continued on following pages)

(Page 1 of 5 Pages)

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Juemin Chu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 500,000
	6.	SHARED VOTING POWER None
	7.	SOLE DISPOSITIVE POWER 500,000
	8.	SHARED DISPOSITIVE POWER None
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON --------
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13% (1)
12.	TYPE OF REPORTING PERSON: IN

(1) The ownership percentage of the Reporting Person is based on 3,857,257 shares of Common Stock issued and outstanding as of September 10, 2009

Item 1(a).	Name of Issuer.
T.O.D. Taste on Demand, Inc. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices.
55 Hakeshet Street, Reuth, Israel 91708
Item 2(a).	Names of Persons Filing.
Junmin Chu

Item 2(b).	Address of Principal Business Office, or if none, Residence.
69-29 Groton Street Forest Hills, New York 11375 USA
Item 2(c).	Citizenship.
USA
Item 2(d).	Title of Class of Securities.
Common Stock, par value $0.001 per share (the “Common Stock”)
Item 2(e).	CUSIP Number.
87260N 10 1
Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:
Not applicable.
Item 4.	Ownership.

(a)	Amount beneficially owned: As of the date hereof, Juemin Chu owns 500,000 shares of Common Stock of the Issuer.
(b)	Percent of Class: Ms. Chu beneficially owns 13% of the Issuer’s issued and outstanding Common Stock (based on 3,857,257 shares of Common Stock issued and outstanding as of September 10, 2009).
(c)	Number of shares as to which Juemin Chu has:
i.	Sole power to direct the vote: 500,000 shares of Common Stock of the Issuer.
ii.	Shared power to vote or to direct the vote: None.
iii.	Sole power to dispose or direct the disposition of the Common Stock: 500,000 shares of Common Stock of the Issuer.
iv.	Shared power to dispose or direct the disposition of the Common Stock: None.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
Not applicable.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 24, 2009
/s/Juemin Chu